UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Apartment Investment and Management Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03748R754

(CUSIP Number)

Jonathan Litt

Land & Buildings Investment Management, LLC

1 Landmark Square, 17th Floor

Stamford, Connecticut 06901

(203) 987-5827

STEVE WOLOSKY, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 20, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Land & Buildings Capital Growth Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,511,803
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,511,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,511,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Land & Buildings GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,511,803
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,511,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,511,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

L&B Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		687,395
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

687,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

687,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

L&B Megatrend Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,819
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

30,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

L&B Total Return Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,221,461
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,221,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,221,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

L&B Secular Growth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,848
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Land & Buildings Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,806,573
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,806,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,806,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Jonathan Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,806,573
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,806,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,806,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Corey Lorinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Michelle Applebaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 03748R754

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Apartment Investment and Management Company, a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4582 South Ulster Street, Suite 1450, Denver, Colorado 80237.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Land & Buildings Capital Growth Fund, LP, a Delaware limited partnership (“L&B Capital”), with respect to the Shares directly and beneficially owned by it;

(ii)	Land & Buildings GP LP, a Delaware limited partnership (“L&B GP”), as the general partner of L&B Capital;

(iii)	L&B Opportunity Fund, LLC, a Delaware limited liability company (“L&B Opportunity”), with respect to the Shares directly and beneficially owned by it;

(iv)	L&B Megatrend Fund, a Cayman Islands company (“L&B Megatrend”), with respect to the Shares directly and beneficially owned by it;

(v)	L&B Total Return Fund LLC, a Delaware limited liability company (“L&B Total Return”), with respect to the Shares directly and beneficially owned by it;

(vi)	L&B Secular Growth, a Cayman Islands company (“L&B Secular”), with respect to the Shares directly and beneficially owned by it;

(vii)	Land & Buildings Investment Management, LLC, a Delaware limited liability company (“L&B Management”), as the investment manager of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular and as the investment advisor of a certain managed account (the “Managed Account”);

(vi)	Jonathan Litt, as the managing principal of L&B Management;

(vii)	Corey Lorinsky, with respect to the Shares directly and beneficially owned by him; and

(viii)	Michelle Applebaum, with respect to the Shares directly and beneficially owned by her.

CUSIP No. 03748R754

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of L&B Capital, L&B GP, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular, L&B Management, and Messrs. Litt and Lorinsky is 1 Landmark Square, 17th Floor, Stamford, Connecticut 06901. The principal business address of Ms. Applebaum is 6362 E Amber Sun Drive, Scottsdale, Arizona 85266.

(c)       The principal business of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular is serving as a private investment fund. The principal business of L&B GP is serving as the general partner of L&B Capital. The principal business of L&B Management is serving as the investment manager of each of L&B Capital, L&B Opportunity, L&B Total Return, L&B Megatrend and L&B Secular and as the investment advisor of a certain managed account (the “Managed Account”). The principal occupation of Mr. Litt is serving as the managing principal of L&B Management. The principal occupation of Mr. Lorinsky is serving as a Principal and Portfolio Manager of L&B Management. The principal occupation of Ms. Applebaum is serving as President of Corp Research Inc.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Litt and Lorinsky and Ms. Applebaum are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular and L&B Management through the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,511,803 Shares beneficially owned by L&B Capital is approximately $10,263,545, excluding brokerage commissions. The aggregate purchase price of the 687,395 Shares beneficially owned by L&B Opportunity is approximately $4,743,421, excluding brokerage commissions. The aggregate purchase price of the 30,819 Shares beneficially owned by L&B Megatrend is approximately $200,234, excluding brokerage commissions. The aggregate purchase price of the 1,221,461 Shares beneficially owned by L&B Total Return is approximately $7,839,315, excluding brokerage commissions. The aggregate purchase price of the 14,848 Shares beneficially owned by L&B Secular is approximately $92,235, excluding brokerage commissions. The aggregate purchase price of the 5,340,247 Shares held in the Managed Account is approximately $36,357,674, excluding brokerage commissions. The aggregate purchase price of the 9 Shares beneficially owned by Mr. Lorinsky is approximately $335, excluding brokerage commissions. The purchase price of the 5,500 Shares beneficially owned by Ms. Applebaum is approximately $ 51,083, excluding brokerage commissions.

CUSIP No. 03748R754

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

L&B Capital has nominated each of Ms. Applebaum and James P. Sullivan (each a “Land & Buildings Nominee” and, together, the “Land & Buildings Nominees”) for election to the Issuer’s Board of Directors (the “Board”) at the 2022 annual meeting of stockholders of the Issuer, scheduled to be held on December 16, 2022 (the “Annual Meeting”). To that end, the Reporting Persons filed a definitive proxy statement and accompanying BLUE universal proxy card with the US Securities and Exchange Commission (the “SEC”) on October 20, 2022 to be used to solicit votes for the election of the Land & Buildings Nominees, whose biographies are included below, at the Annual Meeting.

Michelle Applebaum has served as President of Corp Research Inc., a firm engaged in a variety of consulting and retail businesses, since November 2016. Previously, Ms. Applebaum served as a Senior Advisor to Republic Partners, a middle-market investment bank focusing on clients in the industrial and logistics sectors, from September 2016 until October 2018. Prior to that, Ms. Applebaum built one of the first “independent” equity research and corporate advisory boutiques, Michelle Applebaum Research Inc. (“MARI”), and also published an industry newsletter and did industry consulting under the dba, Steel Market Intelligence (“SMI”), serving as Managing Partner, President and CEO of MARI/SMI from 2003 until November 2016. Prior to establishing MARI/SMI, she was an equity analyst and Managing Director with Salomon Brothers (later Citigroup) and became ranked number one in steel equity analysis in 1988 and retained that standing for most of the remainder of her career with the firm. Ms. Applebaum also was a part of the Management Oversight Committee for the firm’s top-rated equity research division, and sat on the Credit Committee for all steel business and on the firm’s Diversity Committee. Ms. Applebaum’s steel equity research has won many accolades and awards, including repeated top ratings from Institutional Investor Magazine and Greenwich Research Associates. Previously, Ms. Applebaum served as a director of Northwest Pipe Company (NASDAQ: NWPX), the largest manufacturer of engineered steel pipe water systems in North America, from September 2014 to June 2020. Ms. Applebaum was also previously employed by Lake Forest College as Adjunct Faculty from 2010 until 2014 and became trustee of the college in 2015. She has also been a frequent contributor to Bloomberg, WSJ, CNBC, Washington Post and other financial news outlets. Ms. Applebaum has been a National Association of Corporate Directors Board Leadership Fellow, has been profiled in Boardroom Insider magazine and is a frequent speaker at conferences regarding stockholder engagement, disclosure and other matters relevant to public companies. Ms. Applebaum holds a Bachelor of Arts degree in Economics from Northwestern University and an MBA in finance/accounting from the Kellogg School of Management at Northwestern University.

James P. Sullivan most recently served as Senior Advisor of Research at Green Street Advisors, LLC (“Green Street”), an investment research firm that focuses on commercial real estate, from January 2020 to December 2020, after having served as President of Green Street's Advisory Group, which provided strategic advice to commercial real estate owners and investors around the globe, from 2014 to December 2019, Head of North American REIT Research from 2010 to 2014, and Managing Director/Senior REIT Analyst from 1994 to 2009. Prior to Green Street, Mr. Sullivan worked as a real estate investment banker and construction lender at Bank of America (NYSE: BAC), a multinational investment bank and financial services holding company, and Manufacturers Hanover Trust Company, a former large New York-based bank. Mr. Sullivan currently serves as a member of the board of directors of each of The James Campbell Company, a private, Hawaii-based, nationally diversified real estate company, since May 2022, where he serves as a member of the Compensation and Audit Committees, and Bixby Land Company, a privately owned real estate company, since 2016, where he serves as Chairman of the Compensation Committee and a member of the Audit Committee. Mr. Sullivan earned an M.B.A. in Finance & Real Estate from Columbia University and a B.A. in Economics from Duke University.

CUSIP No. 03748R754

On October 28, 2022, the Reporting Persons delivered an open letter to the stockholders of the Issuer (the “Letter”) expressing their belief that the Issuer will continue to trade at a significant discount to net asset value until meaningful steps are taken to improve the Issuer’s corporate governance and win the trust of stockholders, which the Reporting Persons believe can be achieved through the election of the Land & Buildings Nominees at the Annual Meeting. The Reporting Persons also expressed their belief in the Letter, among other things, that a reconstituted Board is required to oversee urgent action at the Issuer, including a full exploration of strategic alternatives. The full text of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, continuing to engage in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 152,064,521 Shares outstanding, as of October 6, 2022, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement filed with the SEC on October 12, 2022.

A.	L&B Capital

(a)	As of the close of business on the date hereof, L&B Capital beneficially owned directly 1,511,803 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,511,803
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,511,803

(c)	The transactions in the securities of the Issuer by L&B Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Capital collapsed the box with respect to 734,938 Shares.

CUSIP No. 03748R754

B.	L&B GP

(a)	L&B GP, as the general partner of L&B Capital, may be deemed the beneficial owner of the 1,511,803 Shares owned by L&B Capital.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,511,803

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,511,803

(c)	L&B GP has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of L&B Capital during the past sixty days are set forth above and on Schedule A and are incorporated herein by reference.

C.	L&B Opportunity

(a)	As of the close of business on the date hereof, L&B Opportunity beneficially owned directly 687,395 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 687,395
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 687,395

(c)	The transactions in the securities of the Issuer by L&B Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Opportunity collapsed the box with respect to 294,326 Shares.

D.	L&B Megatrend

(a)	As of the close of business on the date hereof, L&B Megatrend beneficially owned directly 30,819 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 30,819
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 30,819

(c)	The transactions in the securities of the Issuer by L&B Megatrend during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Megatrend collapsed the box with respect to 7,604 Shares.

CUSIP No. 03748R754

E.	L&B Total Return

(a)	As of the close of business on the date hereof, L&B Total Return beneficially owned directly 1,221,461 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,221,461
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,221,461

(c)	The transactions in the securities of the Issuer by L&B Total Return during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Total Return collapsed the box with respect to 111,940 Shares.

F.	L&B Secular

(a)	As of the close of business on the date hereof, L&B Secular beneficially owned directly 14,848 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,848
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,848

(c)	The transactions in the securities of the Issuer by L&B Secular during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Secular collapsed the box with respect to 3,662 Shares.

CUSIP No. 03748R754

G.	L&B Management

(a)	L&B Management, as the investment manager of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular and as the investment advisor of the Managed Account, may be deemed to beneficially own the (i) 1,511,803 Shares owned by L&B Capital, (ii) 687,395 Shares owned by L&B Opportunity, (iii) 30,819 Shares owned by L&B Megatrend, (iv) 1,221,461 Shares owned by L&B Total Return, (v) 14,848 Shares owned by L&B Secular, and (vi) 5,340,247 Shares held in the Managed Account.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,806,573
3. Sole power to dispose or direct the disposition:
4. Shared power to dispose or direct the disposition: 8,806,573

(c)	L&B Management has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular and the Managed Account during the past sixty days are set forth above and on Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Management, on behalf of the Managed Account, collapsed the box with respect to 2,559,867 Shares.

H.	Jonathan Litt

(a)	Mr. Litt, as the managing principal of L&B Management, the investment manager for each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular and as the investment advisor of the Managed Account, may be deemed to beneficially own the (i) 1,511,803 Shares owned by L&B Capital, (ii) 687,395 Shares owned by L&B Opportunity, (iii) 30,819 Shares owned by L&B Megatrend, (iv) 1,221,461 Shares owned by L&B Total Return, (v) 14,848 Shares owned by L&B Secular, and (vi) 5,340,247 Shares held in the Managed Account.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,806,573
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,806,573

(c)	Mr. Litt has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular and the Managed Account during the past sixty days are set forth above and on Schedule A and are incorporated herein by reference.

I.	Corey Lorinsky

(a)	As of the close of business on the date hereof, Mr. Lorinsky beneficially owned directly 9 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 9 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lorinsky has not entered into any transactions in the securities of the Issuer during the past sixty days.

CUSIP No. 03748R754

I.	Michelle Applebaum

(a)	As of the close of business on the date hereof, Ms. Applebaum beneficially owned directly 5,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,500 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Applebaum has not entered into any transactions in the securities of the Issuer during the past sixty days.

Each of the Reporting Persons may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed the beneficial owner of the Shares directly owned by the members of such group. Each of the Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of the date hereof, L&B Capital and L&B Management, through the Managed Account, have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 218,078 and 3,722,983 Shares, respectively (representing economic exposure comparable to approximately 0.14% and 2.45% of the outstanding Shares, respectively). Collectively, the Derivative Agreements held by such parties represent economic exposure comparable to an interest in approximately 2.59% of the outstanding Shares. The Derivative Agreements provide L&B Capital and L&B Management, through the Managed Account, with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of, call for the delivery of or otherwise exercise any rights in respect of, the Shares that are referenced in the Derivative Agreements (such Shares, the “Subject Shares”). The counterparties to the Derivative Agreements are unaffiliated third party financial institutions. The Reporting Persons hereby expressly disclaim beneficial ownership of the Subject Shares.

As of the date hereof, L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular and the Managed Account have a short interest in 734,937 Shares, 294,325 Shares, 7,604 Shares, 111,939 Shares, 3,662 Shares and 2,559,867 Shares, respectively.

CUSIP No. 03748R754

On October 28, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Ms. Applebaum has granted Mr. Litt a power of attorney (“POA”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders. The POA is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

L&B Management has entered into a compensation letter agreement with each of the Land & Buildings Nominees (each a “Compensation Agreements”) pursuant to which it has agreed to pay each Land & Buildings Nominee: (i) $10,000 in cash upon the submission by L&B Capital of its nomination of such Land & Buildings Nominee to the Issuer and (ii) $10,000 in cash upon the filing by L&B Capital or its affiliates of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Land & Buildings Nominee’s election as a director of the Issuer, provided, however, that, at L&B Management’s sole discretion, it may determine to compensate such Land & Buildings Nominee the $10,000 provided for under clause (ii) above at any date of its choosing, including prior to the filing of a definitive proxy statement. The Compensation Agreements expire on the earliest to occur of (i) the Issuer’s appointment or nomination of such Land & Buildings Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Land & Buildings Nominee’s nomination or appointment as a director of the Issuer, (iii) L&B Capital’s withdrawal of its nomination of such Land & Buildings Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting. For the avoidance of doubt, such compensation is not being paid in connection with any such Land & Buildings Nominee’s capacity or service as a director of the Issuer, if so elected. A form of the Compensation Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

L&B Management has entered into an indemnification letter agreement with each of the Land & Buildings Nominees (each an “Indemnification Agreement”), pursuant to which it has agreed to indemnify each such Land & Buildings Nominee against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against any such Land & Buildings Nominee in his or her capacity or service as a director of the Issuer, if so elected. A form of the Indemnification Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to stockholders of the Issuer, dated October 28, 2022.

99.2	Joint Filing Agreement, dated October 28, 2022.

99.3	Power of Attorney, dated October 28, 2022.

99.4	Form of Compensation Agreement.

99.5	Form of Indemnification Agreement.

CUSIP No. 03748R754

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2022

Land & Buildings Capital Growth Fund, LP

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

Land & Buildings GP LP

By:	L&B GP LLC General Partner

By:	Land & Buildings Investment Management, LLC Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Opportunity Fund, LLC

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

CUSIP No. 03748R754

L&B Megatrend Fund

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Total Return Fund LLC

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Secular Growth

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

Land & Buildings Investment Management, LLC

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

/s/ Jonathan Litt
Jonathan Litt Individually and as attorney-in-fact for Michelle Applebaum

/s/ Corey Lorinsky
Corey Lorinsky

CUSIP No. 03748R754

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LAND & BUILDINGS CAPITAL GROWTH FUND, LP

Sale of Common Stock[1]	(13,871)	8.4247	09/20/2022
Sale of Common Stock[1]	(2,066)	8.3382	09/21/2022
Sale of Common Stock[1]	(102,089)	8.0867	09/22/2022
Sale of Common Stock[1]	(35,035)	7.8755	09/23/2022
Sale of Common Stock[1]	(15,765)	6.8627	10/13/2022
Sale of Common Stock[1]	(11,319)	6.6286	10/13/2022
Sale of Common Stock[1]	(7,642)	6.7928	10/14/2022
Sale of Common Stock[1]	(104,510)	7.3523	10/20/2022
Purchase of Common Stock	83,235	7.3770	10/20/2022
Purchase of Common Stock	206,006	7.4013	10/20/2022
Sale of Common Stock[1]	(122,884)	7.3358	10/20/2022
Purchase of Common Stock	18,814	7.5097	10/21/2022
Sale of Cash-Settled Total Return Swap	(18,814)	7.5063	10/21/2022
Sale of Common Stock[1]	(65,572)	7.5860	10/24/2022
Sale of Common Stock[1]	(125,166)	7.5933	10/24/2022
Purchase of Common Stock	104,046	7.6057	10/24/2022
Purchase of Common Stock	208,091	7.7500	10/24/2022
Sale of Common Stock[1]	(206,022)	7.6022	10/24/2022
Purchase of Common Stock	53,063	7.6467	10/24/2022
Purchase of Common Stock	40,099	7.6918	10/24/2022
Purchase of Common Stock	312,137	7.6057	10/24/2022
Sale of Common Stock[1]	(132,631)	7.6363	10/24/2022
Sale of Common Stock[1]	(126,170)	7.6676	10/24/2022

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC

(Through the Managed Account)

Purchase of Cash-Settled Total Return Swap	95,750	8.6997	09/01/2022
Purchase of Cash-Settled Total Return Swap	94,820	8.8472	09/02/2022
Purchase of Cash-Settled Total Return Swap	61,883	8.9690	09/06/2022
Purchase of Cash-Settled Total Return Swap	225,307	9.0522	09/07/2022
Sale of Common Stock[1]	(15,620)	8.4247	09/20/2022
Sale of Common Stock[1]	(31,645)	8.4247	09/20/2022
Sale of Common Stock[1]	(2,327)	8.3382	09/21/2022
Sale of Common Stock[1]	(4,714)	8.3382	09/21/2022
Sale of Common Stock[1]	(114,958)	8.0867	09/22/2022

Sale of Common Stock[1]	(232,905)	8.0867	09/22/2022
Sale of Common Stock[1]	(79,930)	7.8755	09/23/2022
Sale of Common Stock[1]	(39,452)	7.8755	09/23/2022
Sale of Common Stock[1]	(12,749)	6.6286	10/13/2022
Sale of Common Stock[1]	(17,756)	6.8627	10/13/2022
Sale of Common Stock[1]	(35,980)	6.8627	10/13/2022
Sale of Common Stock[1]	(25,834)	6.6286	10/13/2022
Sale of Common Stock[1]	(40,485)	6.6286	10/13/2022
Sale of Common Stock[1]	(56,385)	6.8627	10/13/2022
Sale of Common Stock[1]	(8,607)	6.7928	10/14/2022
Sale of Common Stock[1]	(17,441)	6.7928	10/14/2022
Sale of Common Stock[1]	(27,331)	6.7928	10/14/2022
Sale of Common Stock[1]	(166,802)	7.3358	10/20/2022
Purchase of Common Stock	169,461	7.3770	10/20/2022
Sale of Common Stock[1]	(250,203)	7.3358	10/20/2022
Purchase of Common Stock	112,980	7.3770	10/20/2022
Purchase of Common Stock	279,627	7.4013	10/20/2022
Sale of Common Stock[1]	(212,794)	7.3523	10/20/2022
Sale of Common Stock[1]	(141,862)	7.3523	10/20/2022
Purchase of Common Stock	419,415	7.4013	10/20/2022
Purchase of Common Stock	73,805	7.5097	10/21/2022
Sale of Cash-Settled Total Return Swap	(73,805)	7.5063	10/21/2022
Sale of Cash-Settled Total Return Swap	(247,381)	7.5063	10/21/2022
Purchase of Common Stock	247,381	7.5097	10/21/2022
Sale of Common Stock[1]	(222,437)	7.5860	10/24/2022
Purchase of Common Stock	352,968	7.6057	10/24/2022
Purchase of Common Stock	705,936	7.7500	10/24/2022
Purchase of Common Stock	180,014	7.6467	10/24/2022
Purchase of Common Stock	1,058,905	7.6057	10/24/2022
Sale of Common Stock[1]	(424,590)	7.5933	10/24/2022
Purchase of Common Stock	136,032	7.6918	10/24/2022
Sale of Common Stock[1]	(698,875)	7.6022	10/24/2022
Sale of Common Stock[1]	(449,917)	7.6363	10/24/2022
Sale of Common Stock[1]	(427,996)	7.6676	10/24/2022

L&B OPPORTUNITY FUND, LLC

Sale of Common Stock[1]	(5,445)	8.4247	09/20/2022
Sale of Common Stock[1]	(811)	8.3382	09/21/2022
Sale of Common Stock[1]	(40,074)	8.0867	09/22/2022
Sale of Common Stock[1]	(13,753)	7.8755	09/23/2022
Sale of Common Stock[1]	(4,445)	6.6286	10/13/2022
Sale of Common Stock[1]	(6,190)	6.8627	10/13/2022
Sale of Common Stock[1]	(3,001)	6.7928	10/14/2022
Purchase of Common Stock	84,952	7.4013	10/20/2022
Sale of Common Stock[1]	(43,101)	7.3523	10/20/2022
Sale of Common Stock[1]	(50,678)	7.3358	10/20/2022
Purchase of Common Stock	34,324	7.3770	10/20/2022
Sale of Common Stock[1]	(27,087)	7.5860	10/24/2022

Sale of Common Stock[1]	(51,703)	7.5933	10/24/2022
Sale of Common Stock[1]	(85,103)	7.6022	10/24/2022
Purchase of Common Stock	21,923	7.6467	10/24/2022
Purchase of Common Stock	128,958	7.6057	10/24/2022
Purchase of Common Stock	42,986	7.6057	10/24/2022
Sale of Common Stock[1]	(54,787)	7.6363	10/24/2022
Sale of Common Stock[1]	(52,118)	7.6676	10/24/2022
Purchase of Common Stock	16,566	7.6918	10/24/2022
Purchase of Common Stock	85,972	7.7500	10/24/2022

L&B MEGATREND FUND

Sale of Common Stock[1]	(369)	8.4247	09/20/2022
Sale of Common Stock[1]	(55)	8.3382	09/21/2022
Sale of Common Stock[1]	(2,718)	8.0867	09/22/2022
Sale of Common Stock[1]	(933)	7.8755	09/23/2022
Sale of Common Stock[1]	(420)	6.8627	10/13/2022
Sale of Common Stock[1]	(301)	6.6286	10/13/2022
Sale of Common Stock[1]	(204)	6.7928	10/14/2022

L&B TOTAL RETURN FUND LLC

Purchase of Common Stock	36,700	8.6990	09/01/2022
Purchase of Common Stock	36,340	8.8658	09/02/2022
Purchase of Common Stock	116,160	8.9587	09/06/2022
Sale of Common Stock[1]	(20,084)	6.8627	10/13/2022
Sale of Common Stock[1]	(14,421)	6.6286	10/13/2022
Sale of Common Stock[1]	(9,735)	6.7928	10/14/2022

L&B SECULAR GROWTH

Sale of Common Stock[1]	(178)	8.4247	09/20/2022
Sale of Common Stock[1]	(27)	8.3382	09/21/2022
Sale of Common Stock[1]	(1,311)	8.0867	09/22/2022
Sale of Common Stock[1]	(450)	7.8755	09/23/2022
Sale of Common Stock[1]	(146)	6.6286	10/13/2022
Sale of Common Stock[1]	(203)	6.8627	10/13/2022
Sale of Common Stock[1]	(98)	6.7928	10/14/2022

_____________________

1 Represents a short sale.